Exhibit 10.43

May 29, 2003

Marshall Mohr

Dear Marshall:

On behalf of Adaptec, Inc., I am pleased to offer you the position of Chief Financial Officer, reporting to me. I am confident that you will provide the senior leadership that will continue to enhance our customer and stockholder value.

Your initial base salary will be $325,000 per year. In addition, you will receive a one-time hire on bonus of $75,000 gross (subject to applicable withholdings). Should you voluntarily leave the Company's employment within 12 months of your start date, you agree to repay the bonus funds on a prorated basis. You will also be eligible to participate in the Annual Incentive Plan (AIP), which targets 60% of your base salary. Actual bonus payout will vary based on Company and individual performance.

In accordance with the Company's Stock Option Plan, we will recommend to our Board of Director's that you be granted an option to purchase 260,000 shares of Adaptec stock to be approved at the next Board of Director's meeting. These options will vest 20% on the one-year anniversary of your hire date and quarterly thereafter, at 5.00% and will be fully vested at the end of five years.

Adaptec provides a full range of company paid benefits including a flexible program that provides employees with "credits" to purchase coverage tailored to individual needs. You may also elect to defer up to 100% of your salary and/or bonus income under the Deferred Compensation Plan. In addition, you will receive a $650 per month car allowance, a free annual physical, a health club subsidy and financial planning assistance up to $2,500 net per year.

This offer is contingent upon your ability to comply with the employment authorization provisions of the Immigration & Naturalization Act. Specifically, you will need to be able to demonstrate through documentation, and to sign a Declaration under penalty of perjury that you are authorized to work in the United States. If your ability to execute INS form I-9 depends upon Adaptec filing and receiving approval of a nonimmigrant visa (other than an H-1B change-of-employer) petition for you, Adaptec reserves the right to unilaterally revoke this offer of employment by notice to you. Adaptec will not normally exercise this right unless, at the end of a 120-day period from the date a NIV or IV petition is filed for you, you are unable to appear for work due to lack of employment authorization. In addition, this offer is contingent upon the successful completion of your background investigation.

This offer will remain valid for seven days from the date of this letter unless we notify you otherwise. You should understand that this offer does not constitute a contract of employment for any specified period of time but will create an "employment at will" relationship.

Please sign this letter, indicating acceptance of this offer and your anticipated start date. Return the signed copy to Shirley Olerich, Vice President—Human Resources (M/S 15A) and retain one copy for your records.

Please review and complete the enclosed forms. During orientation, you will be asked to show the appropriate documents. Orientation is held every Monday at 8:15 a.m. at 691 S. Milpitas Boulevard, Milpitas, California.

We are confident you will make a major contribution to our success and are looking forward to having you join us.

Sincerely,

/s/ ROBERT N. STEPHENS Robert N. Stephens President & Chief Executive Officer

Attachments

Accepted	/s/ MARSHALL MOHR
Anticipated Start Date:	July 7, 2003
(This date should be a Monday unless there is a holiday.)

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